ALLIED GOLD LIMITED

ACN 104 855 067

ABN 86 104 855 067

ANNUAL FINANCIAL REPORT

30 JUNE 2006

DIRECTORS' REPORT

The Directors present their report, together with the financial report of Allied Gold Ltd ("the Company") and its controlled entities for the year ended 30 June 2006.

DIRECTORS

The Directors of the Company in office during or since the end of the financial period are:

Mr Mark V Caruso
Mr Jeffrey J Moore
Mr Gregory H Steemson
Mr David A Lymburn *(resigned 22 March 2006)*
Mr W G Loxton *(appointed 27 February 2006)/(resigned 30 June 2006)*

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

INFORMATION ON DIRECTORS

Mr Mark V Caruso ***Executive Chairman***
Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000) and CI Resources Limited (since October 2003). Former directorships of public listed companies in the last 3 years are Fortescue Metals Group Limited (June 2002 until November 2003) and ORT Limited (August 2003 until August 2005).

Mr Jeffrey J Moore ***Non Executive Director***
Mr Moore has more than 20 years of exploration and mining industry experience for Australian publicly listed companies since graduating as a geologist in Western Australia. During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities. He is also a director of Great Australian Resources Limited (since November 2005).Former directorships of public listed companies in the last 3 years is Mount Burgess Mining NL (September 1989 until January 2004).

Mr Gregory H Steemson ***Non Executive Director***
Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects. He is also a director of Mineral Commodities Limited (since January 2001) and Sandfire Resources NL (since June 2003). Former directorships of public listed companies in the last 3 years is Allied Mining & Processing Limited (June 2002 until July 2003).

As a junior exploration company the Board has not split out responsibilities to sub committees such as Remuneration or Audit Committees. These functions are performed by the Board as a whole.

Company Secretary

The following person held the position of Company Secretary at the end of the financial year:

Mr David A Lymburn ***(resigned as Company Secretary 5 July 2006)***
Mr Lymburn is a Chartered Accountant with over twenty years experience in accounting and corporate management roles, both in the accounting profession and in the commercial sector. He has served as Company Secretary and CFO of a number of small to medium sized public listed companies. He is also a director of Australian Ethanol Limited (since December 2002) and is Company Secretary of Mineral Commodities Limited and ORT Limited. Former directorships of public listed companies in the last 3 years are Allied Mining & Processing Limited (June 2002 until July 2003) and Asset Backed Holdings Limited (Dec 2004 until April 2005).

DIRECTORS' REPORT (CONTINUED)

Mr Albert Longo ***(appointed 5th July 2006)***
Mr Longo is a Chartered Accountant with over twenty five years experience predominantly in the mining and engineering manufacturing industries. He has held positions of CFO in small to medium size entities (private and public) as well as Commercial and Operational management roles for engineering and manufacturing concerns.

DIRECTORS' MEETINGS
The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial period under review are:

	Meetings held	Meetings attended
Mark Caruso	3	3
Jeffrey Moore	3	3
David Lymburn	3	3
Greg Steemson	3	3
Wayne Loxton	0	0

PRINCIPAL ACTIVITIES
The principal activity of the economic entity during the year was exploration for gold and other mineral resources. This has mainly involved exploration and evaluation of the Simberi Oxide Gold Project following the acquisition of an interest in the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture pursuant to the merger by Plan of Arrangement with Nord Pacific Limited in September 2004.

The Company also owns the Red Dam Gold Project in Western Australia. During the year minimal exploration on this project was carried out. See the following details for significant changes that occurred in the year.

RESULTS
The consolidated loss of the economic entity after providing for income tax is $1,726,071 (2005: loss $1,950,724).

DIVIDENDS PAID OR RECOMMENDED
No dividends have been paid or declared.

REVIEW OF OPERATIONS
During the year the Company conducted further extensive exploration activities at the Simberi Oxide Gold Project as well as wider exploration of parts of the Tabar Islands group. The main object of the exploration at the Simberi Oxide Gold Project was to support the revision to a feasibility study undertaken in 2003 and underpin the delineation of additional Mineral Resources and Ore Reserves. This revised feasibility was completed.

In March 2006 Allied Gold Limited secured a US$25 million (AUD34.3 million) loan facility to complete its project financing package for the Company's Simberi Oxide Gold Project. The loan funds together with a hedging facility of up to 250,000 ounces of gold were secured through RMB Resources Limited.

The loan facility is in addition to a total of more than AUD50 million raised in new capital by Allied Gold this year to take Simberi through to project commissioning in the third quarter of next year.

Allied was one of the first companies with a new, previously undeveloped mining project in Papua New Guinea, to dual list on London's Alternative Investment Market and ASX.

DIRECTORS' REPORT (CONTINUED)

During the year the Optimised Feasibility Study that had been completed was adopted by the Allied board and an engineering group (Intermet Engineering) were identified and awarded the engineering and design work. Updated pit optimisations and pit designs were carried in the first half of the year utilizing gold price inputs of between USD350 - USD550 per ounce. In conjunction with recent drilling undertaken at Sorowar East and West there had been a significant increase in Ore Reserves and Mineral Resources scheduled for mining within designed pits from 660,000 contained ounces to 785,000 contained ounces. This has resulted in an increase in recovered ounces from 585,000 ounces to 692,000 ounces after application of process recoveries.

A later process review and the additional pit optimisations resulted in an improved design and throughput increase to an optimised 2.2 Mtpa plant and this resulted in an increase in project capital construction and owners and pre-production costs from USD43.7 million to USD60 million. The improved design has allowed for an aerial conveying system to transport ore from the remote open pit mines to the process plant site located on the coast and has replaced the OFS ore delivery method of piping the ore as a slurry. Allowances in the plant design will enable potential future increases above the name plate capacity.

The updated capital and operating costs estimates incorporating the aerial rope conveyor and increased ore throughput capacity to 2 Mtpa will form the control budget for the project construction. Equipment for early start earthworks has been mobilised to site with preliminary activities commencing in the second quarter of the year.

Project support infrastructure works commenced and are ongoing to enable start of the main construction phase of project development later this calendar year.

At the Red Dam Gold Project in Western Australia minimal exploration activities in the period were conducted.

As a result of the Nord acquisition the Company has acquired ownership of the Mapimi exploration project in Mexico. This is a poly-metallic prospect. During the year only a preliminary review of this prospect was undertaken.

FINANCIAL POSITION

The net assets of the economic entity have increased by $64,395,599 from 30 June 2005 to $84,991,269 in 2006. This increase has largely resulted from the extensive capital raising undertaken by the economic entity throughout the financial year.

The funds raised are being used to further develop the Simberi Oxide Gold Project.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

During the year agreement was reached with Canadian-listed Simberi Gold Corporation ("SGC") for Allied Gold Limited ("ALD") to purchase the outstanding 12.5% free carried interest ("FCI") in the Simberi Oxide Gold Project.

The purchase was satisfied by;

- Payment of CAD200,000,
- The issue of two million fully paid Shares of ALD,
- The issue of two million ALD Options exercisable at 25 cents on or before 31 December 2006,
- The issue of two million ALD Options exercisable at 50 cents on or before 31 December 2008.

SGC has agreed to voluntary escrow on a portion of the fully paid Shares issued, viz;

- 500,000 Shares for a period of 3 months from the Settlement Date (20 October 2005),
- 1,000,000 Shares for a period of 6 months from the Settlement Date.

Prior to this Agreement, SGC held a 12.5% FCI in the Simberi Oxide Gold Project with ALD having the right to redeem the FCI by the issue of Shares of ALD on the earlier of a decision to mine being made by ALD, or 31 December 2009.

DIRECTORS' REPORT (CONTINUED)

This final rationalisation of the previous Simberi Mining and Tabar Exploration Joint Ventures now enables ALD to press ahead with the development plans for the Simberi Oxide Gold Project as sole owner and operator.

Decision to list on London Stock Exchange AIM market

Following strong support and interest in the Company and the Simberi Oxide Project, the Company has decided to pursue a secondary listing on the Alternative Investment Market.

Listing of the Company's securities on AIM provides further exposure to UK and European investors and enable a wider appreciation of the value of the Company's Simberi Oxide Gold project.

Mirabaud Securities Limited acted as the UK broker to the AIM listing and Beaumont Cornish Limited were appointed as nominated advisor.

Sale of Mobile Mineral Processing and Evaluation Unit (MMPEU)

The Company entered into an agreement with Tanami Gold N.L. to sell its Mobile Mineral Processing and Evaluation Unit (MMPEU) for a total consideration of $2,000,000. The terms of the Agreement provided for payments totalling $1,000,000 on or before 31 December, 2005 followed by progress payments of a further $1,000,000 up to October 2006.

The sale was concluded as part of the Director's rationalisation strategy as the Company advances the mine development at the Simberi Oxide Gold Project.

Capital Raisings

In December the Company undertook a placement of 25.0 million shares at $0.40 each, raising A$10.0 million. The placement was issued to institutional investor clients of UK based broker Mirabaud Securities Limited, as well as two Australian resident investors. Shareholder approval for this placement was obtained on 31 January 2006.

In November the Company signed a Placement and Underwriting Agreement with DRD Gold for A$10.0 million, pursuant to which DRD Gold were to subscribe for 7.58 million shares in a placement as well as underwrite the remaining 17.42 million shares. This Placement and Underwriting Agreement was subject to DRD Gold obtaining South African Reserve Bank approval by no later than 20 January 2006. This did not eventuate, but had no effect on Allied's capital raising programme as the placement has been completed through Mirabaud Securities Limited.

- Shareholder approval on 31 January 2006 for the placement of 25,000,000 shares at $0.40 to raise $10,000,000, and subsequent completion of placement.

- Further placement of 94,757,482 shares at $0.44 to raise $41,684,492 approved by shareholders on 30 March 2006 and settled in early April.

- On 31 March 2006 the Company lodged a 20 Day Notice of the intention to seek admission to the Alternative Investment Market of the London Stock Exchange. AIM admission date set as 2 May 2006.

- On 10 April 2006 the Company accepted a credit approved offer of project finance from RMB Resources Limited for US$25M and a hedging facility of up to 250,000 ozs. The mandatory hedging component is 150,000 ozs which represents 21% of the project mineable reserves and resources.

DIRECTORS' REPORT (CONTINUED)

Placement of 21.8 million shares

Completion of the placement of 21,800,000 ordinary shares at AUD$0.60 per share to raise AUD$13,080,000 (approximately US$10,000,000) before expenses. The placement has been made to international institutional clients of UK based Mirabaud Securities Limited. This placement brings the total raised in equity markets since December 2005 to A$64.8 million (approximately GBP27 million).
The funds raised in the placement will be applied to enhance development of the Simberi Oxide Gold Project into gold production in Q2 2007 as well as providing additional funding for wider exploration in the Tabar Islands.

In particular, Allied Gold will investigate the outright purchase of key logistical equipment such as a barge for transportation of heavy goods and equipment to and from the Tabar Islands and the mainland, and the purchase of one or more drill rigs. Such purchases of key items of equipment will not only provide operating cost savings, but will enable the Company to schedule critical path logistical movements to suit its own planning, and to plan further ahead for exploration drilling.

SUBSEQUENT EVENTS

On the 28th July 2006 the company stated that in conjunction with its design EPCM Engineer, Intermet Engineering Limited ("Intermet") an updated Capital and Operating cost estimate for the Simberi Oxide Gold Project has now been completed.

The review and optimisation resulted in an increase in project capital construction and owners and pre-production costs from US$43.7 million to US$60 million. An increase of up to 10% has been achieved in name plate plant throughput.

Following an unsolicited approach, Allied has entered into a Memorandum of Understanding with a large international gold mining company whereby, subject to certain conditions the Subscriber has agreed to subscribe for 30,213,471 fully paid ordinary shares, representing 10% of the fully diluted issued capital of Allied, at an issue price of not less than AUD$0.60 per share or at such higher price as agreed by the parties.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

The company is proceeding with the full development of the Simberi Oxide Gold Project with a 2.0 mtpa plant currently being constructed with the associated infrastructure underway. Mine production is scheduled at 84,000 ounces of gold per annum. Scheduled gold production is due to commence in the third calendar quarter 2007. It is anticipated that an accelerated exploration programme will be undertaken to convert known resource ounces into reserve ounces.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

OPTIONS

The number of options for ordinary shares on issue at the date of this report is 30,112,183, 22,152,183 of these options are listed and 7,960,000 are unlisted (subject to escrow). Options do not entitle the holder to receive a dividend paid to ordinary shareholders, to a vote at shareholder meetings or to participate in any future share issues.

DIRECTORS' REPORT (CONTINUED)

New issues of options and options exercised in the period is as follows;

Date of Grant	No of Options	Exercise Price	Expiry date
Opening Balance	25,057,411	$0.20	30 June 2007
- 31 January 2006	1,100,000	$0.50	31 December 2008
- 12 June 2006	1,860,000	$0.50	31 December 2008
- 25 October 2005	2,000,000	$0.25	31 December 2006
- 25 October 2005	2,000,000	$0.50	31 December 2008
- 20 December 2005	4,000,000	$0.30	30 June 2007
- 20 December 2005	2,000,000	$0.40	30 June 2007
-Options exercised in the period	(7,905,228)		
Balance at 30 June 2006	30,112,183		

DIRECTORS' INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors' Shareholdings as at the date of this report is:

Director	Ordinary Shares fully paid		Options	
	Direct	Indirect	Direct	Indirect
Mark Caruso	694,168	-	3,000,000	-
Jeffrey Moore	-	-	2,000,000	-
Greg Steemson	300,000	-	1,700,000	-

REMUNERATION REPORT

The remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration.
B. Details of remuneration
C. Service Agreements
D. Share-based compensation
E. Additional Information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the Corporations Act 2001 and the Corporation Regulations 2001 which have not been audited.

A. Principles used to determine the nature and amount of remuneration (audited)

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations, the board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations. Remuneration packages are reviewed with due regard to performance and other relevant factors.

Remuneration packages may contain the following key elements:

(a) Directors Fees;
(b) Salary & Consultancy;
(c) Benefits – including provision of motor vehicle, superannuation;

Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of the directors. Non-Executive directors' fees and payments are reviewed annually by the Board.

DIRECTORS' REPORT (CONTINUED)

Executives are offered a competitive base pay that consists of fixed components. Base pay for senior executives is reviewed annually to ensure the executives pay is competitive with the market. Total Base Pay can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives discretion.

The directors are not required to hold any shares in the company under the constitution of the company; however, to align directors interests with shareholders interests the directors are encouraged to hold shares in the company.

B. Details of Remuneration

Details of the remuneration of directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

The key management personnel of Allied Gold Limited includes the directors as per page 1 above and Mr Albert Longo the Chief Financial Officer and Company Secretary.

The Key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited and those executives that report direct to the Executive Chairman as follows:

- Mr Albert Longo - *Chief Financial Officer / Company Secretary*
- Mr Bob Burban – *Exploration Manager*
- Mr Ross Hastings – *General Manager*
- Mr Fergus Hart – *Resident Manager Simberi Operations*

All elements of remuneration are not directly related to performance.

Key management personnel of Allied Gold Limited

2006	Short-term benefits	Post employment benefits	Share-based payment	
Name	**Cash Salary and fees**	**Super-annuation**	**Shares / Options**	**Total**
Non-Executive Directors				
Jeffrey Moore	167,987	14,156	308,970	491,113
Greg Steemson	57,600	-	177,941	235,541
Sub-total non-executive directors	225,587	14,156	486,911	726,654
Exective Directors				
Mark Caruso	92,400	5,085	308,970	406,455
David Lymburn	55,915	-	177,941	233,856
Wayne Loxton	189,753	15,421	-	205,174
Other key management personnel				
Albert Longo	5,384	485	-	5,869
Total	569,039	35,147	973,822	1,578,008

- Included in Cash Salary and Fees for Mr Jeff Moore is an amount of $158,987 which represents his salary whilst in the position of Managing Director for the period 1 July 2005 to 10 April 2006.
- Mr Albert Longo commenced employment on 19 June 2006
- Payments to Mr Wayne Loxton were for the period 27 February 2006 to 30 June 2006

DIRECTORS' REPORT (CONTINUED)

Key management personnel of the Allied Gold Limited Group

2006	Short-term benefits	Post employment benefits	Share-based payment	
Name	**Cash Salary and fees**	**Super-annuation**	**Shares / Options**	**Total**
Non-Executive Directors				
Jeffrey Moore	167,987	14,156	308,970	491,113
Greg Steemson	57,600	-	177,941	235,541
Sub-total non-executive directors	225,587	14,156	486,911	726,654
Exective Directors				
Mark Caruso	92,400	5,085	308,970	406,455
David Lymburn	55,915	-	177,941	233,856
Wayne Loxton	189,753	15,421	-	205,174
Other key management personell				
Albert Longo	5,384	485	-	5,869
Ross Hastings	200,762	18,069	163,600	382,431
Fergus Hart	5,769	519	-	6,288
Bob Burban	9,230	831	-	10,061
Total	784,800	54,566	1,137,422	1,976,788

- Included in Cash Salary and Fess for Mr Jeff Moore is an amount of $158,987 which represents his salary whilst in the position of Managing Director for the period 1 July 2005 to 10 April 2006.
  Mr Albert Longo commenced employment on 19 June 2006
- Mr Fergus Hart commenced employment on 26 June 2006
- Mr Bob Burban commenced employment on 12 June 2006
- Payments to Mr Wayne Loxton were for the period 27 February 2006 to 30 June 2006

Key management personnel of the Allied Gold Limited Group and Allied Gold Limited

2005	Short-term benefits	Post employment benefits	Share-based payment	
Name	**Cash Salary and fees**	**Super-annuation**	**Shares / Options**	**Total**
Non-Executive Directors				
Mark Caruso	84,000	4,500	-	88,500
Greg Steemson	3,200	-	-	3,200
Sub-total non-executive directors	87,200	4,500	-	91,700
Executive Directors				
Jeffrey Moore	164,612	14,086	-	178,698
David Lymburn	45,000	-	-	45,000
Other key management personnel				
Total	296,812	18,586	-	315,398

DIRECTORS' REPORT (CONTINUED)

C. Service Agreements (audited)

There were no formal service agreements with any directors or key management personnel.

D. Share Based Compensation

Options

Options were granted under the Allied Gold Employee Option Plan which was approved by shareholders at the 2006 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

Grant Date	Expiry Date	Exercise Price	Value per option at grant date	Date Exercisable
12 June 2006	31 December 2008	$0.50	$0.1636	100% after 16 May 2006
30 November 2005	30 June 2007	$0.30	$0.1779	100% after 30 November 2005
30 November 2005	30 June 2007	$0.40	$0.1310	100% after 30 November 2005

- Options granted carry no dividend and voting rights
- When exercisable, each option is convertible into one ordinary share in Allied Gold Limited.

Details of options over ordinary shares in the company provided as remuneration to each director or Allied Gold Limited and each of the key management personnel of the Group are set out below.

Name	Number of options granted during the year		Number of options vested during the year	
	2006	2005	2006	2005
Directors of Allied Gold Limited				
Mark Caruso	2,000,000	-	2,000,000	-
Jeff Moore	2,000,000	-	2,000,000	-
Greg Steemson	1,000,000	-	1,000,000	-
David Lymburn	1,000,000	-	1,000,000	-
Wayne Loxton	-	-	-	-
Other key management personnel of the Group				
Ross Hastings	1,000,000	-	1,000,000	-

The assessed fair value at grant date of options to the individuals is allocated equally over the period from grant date to vesting date and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

DIRECTORS' REPORT (CONTINUED)

The model inputs for the options granted during the year ended 30 June 2006 included:

Employee Share Option Scheme

(a) options were granted for no consideration
(b) exercise price of $0.50
(c) grant date 12 June 2006
(d) expiry date 31 December 2008
(e) share price at grant date $0.47
(f) expected price volatility of the company's shares 75%
(g) risk free interest rate 5.75%

Directors Option Scheme

(h) options were granted for no consideration
(i) exercise price of $0.30 or $0.40
(j) grant date 30 November 2005
(k) expiry date 30 June 2007
(l) share price at grant date $0.415
(m) expected price volatility of the company's shares 55%
(n) risk free interest rate 5.26%

Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Allied Gold Limited and other key management personnel of the group are set out below.

Name	Date or Exercise of Options	Number of ordinary shares issued on exercise of options during the year	
		2006	2005
Directors of Allied Gold Limited			
David Lymburn	2 May 2006	1,000,000	-
Greg Steemson	12 March 2006	300,000	-

The amounts paid per ordinary share by each director on the exercise of options as the date at exercise were as follows:

Exercise Date	Amount paid per share
2 May 2006	$0.30
12 March 2006	$0.20

No amounts are unpaid on any shares issued on the exercise of options

E. Additional Information

It would be impractical to provide a measure of executive reward over the performance of the group to date as the Group is currently ramping up operations. More meaningful comparisons can be made once production commences.

DIRECTORS' REPORT (CONTINUED)

Share based payments = Options
Further details relating to options are set out below

	A	B	C	D	E
Name	**Remuneration consisting of options**	**Value at grant date**	**Value at exercise date**	**Value at lapse date**	**Total of Columns B-D**
Mark Caruso	76%	308,970	-	-	308,970
Jeff Moore	63%	308,970	-	-	308,970
Greg Steemson	76%	177,941	78,000	-	255,941
David Lymburn	76%	177,941	315,000	-	492,491
Ross Hastings	43%	163,600	-	-	163,600

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in Column B.
B = The value at grant date calculated in accordance with AASB 2 *Share-based Payment* of options granted during the year as part of remuneration.
C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year.
D = The value at lapse date of options that were granted as pat of remuneration and that lapsed during the year.

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Company are:

The Red Dam Project is comprised of P16/1577 and 1578, and applications for M16/344 and P16/2078. It is located approximately 50km north west of Kalgoorlie, Western Australia.

The Simberi Mining Joint Venture owns ML 136 covering the eastern portion of Simberi Island, the northernmost island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Company adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Company has complied with all material environmental requirements up to the date of this report.

INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers. This contract prohibits disclosure of the nature of the liability and the amount of the premium.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The company was not a party to any such proceedings during the year.

DIRECTORS' REPORT (CONTINUED)

ADOPTION OF AUSTRALIAN EQUIVALENTS TO IFRS

As a result of the introduction of Australian equivalents to International Financial Reporting Standards (AIFRS), the company's financial report has been prepared in accordance with those standards. A reconciliation of adjustments arising on the transition to AIFRS is included in note 23 to the financial report.

OTHER INFORMATION

The registered office and principal place of business is Unit 15, 51-53 Kewdale Road, Welshpool, Western Australia, 6106

NON-AUDIT SERVICES

The board of directors, in accordance with advice from the audit committee, is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditors independence for the following reasons:

- all non - audit services are reviewed and approved by the audit committee prior to commencement to ensure they do not adversely affect the integrity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australias Professional Statement F1: Professional Independence.

The following fees for non – audit services were paid/payable to the external auditors during the year ended 30 June 2006:

Reporting Accountants for AIM listing	$17,500

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's Independence Declaration on page 13 forms part of the Directors' Report for the year ended 30 June 2006. This relates to the audit report, where they state that they have issued an independent declaration.

Signed in accordance with a resolution of the Directors.

Mark Caruso
Chairman

Dated at Perth this 29th day of September 2006

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

29 September 2006

The Directors
Allied Gold Limited
PO Box 235
WELSHPOOL WA 6986

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO TO THE DIRECTORS OF ALLIED GOLD LIMITED

To the best of my knowledge and belief, there have been no contraventions of:

the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

any applicable code of professional conduct in relation to the audit.

Yours faithfully
BDO
Chartered Accountants

BG McVeigh
Partner

INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	Note	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Revenue	2	824,228	370,115	1,945,365	343,247
Other income	2	1,012,476	-	1,012,476	-
Exploration and evaluation costs		(29,487)	-	(29,487)	-
MMPEU costs, including depreciation		(398,709)	(476,487)	(205,322)	(476,487)
Share based payment expense	2	(1,328,118)	-	(1,328,118)	-
General & administration expenses	2	(2,064,827)	(1,128,084)	(2,070,953)	(1,024,756)
Expenses of Nord Pacific Limited acquisition		-	(685,683)	-	(685,683)
Net foreign exchange losses		258,366	(223,229)	81,631	-
Share of net result of associates using the equity method		-	216,204	-	-
Finance costs		-	(23,560)	-	(23,560)
Loss before income tax		(1,726,071)	(1,950,724)	(594,408)	(1,867,239)
Income tax expense		-	-	-	-
Loss after income tax attributable to members of the parent entity		(1,726,071)	(1,950,724)	(594,408)	(1,867,239)
Overall operations					
Basic and diluted earnings per share (cents)	12	(1.1)	(2.7)		

The income statement is to be read in conjunction with the notes to the financial statements.

BALANCE SHEET
AS AT 30 JUNE 2006

	Note	Economic Entity		Parent Entity	
		2006	2005	2006	2005
		$	$	$	$
CURRENT ASSETS					
Cash and cash equivalents	4	55,370,334	4,373,904	55,233,289	4,330,591
Trade and other receivables	5	674,138	150,622	3,167,837	70,091
Other financial assets	6	372,429	93,100	372,429	93,100
Other current assets		77,809	-	52,800	-
Total Current Assets		56,494,710	4,617,626	58,826,355	4,493,782
NON-CURRENT ASSETS					
Plant and equipment	7	3,586,280	1,575,585	359,855	1,278,772
Exploration and evaluation expenditure	8	27,769,231	15,616,266	804,408	829,943
Trade and other receivables	5	-	-	21,128,095	8,762,751
Other financial assets	9	-	-	5,988,251	5,988,251
Total Non-Current Assets		31,355,511	17,191,851	28,280,609	16,859,717
Total Assets		87,850,221	21,809,477	87,106,964	21,353,499
CURRENT LIABILITIES					
Trade and other payables	10	2,858,952	1,213,807	661,273	516,792
Total Liabilities		2,858,952	1,213,807	661,273	516,792
NET ASSETS		**84,991,269**	**20,595,670**	**86,445,691**	**20,836,707**
EQUITY					
Issued capital	11	87,802,197	23,422,127	87,802,197	23,422,127
Reserves	21	1,800,252	58,652	1,823,322	-
Accumulated losses		(4,611,180)	(2,885,109)	(3,179,828)	(2,585,420)
TOTAL EQUITY		**84,991,269**	**20,595,670**	**86,445,691**	**20,836,707**

The balance sheet is to be read in conjunction with the notes to the financial statements.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2006

ECONOMIC ENTITY	Issued Capital $'000	Accumulated Losses $'000	Share-based Payments Reserve $'000	Foreign Exchange Translation Reserve $'000	Total $'000
At 1 July 2004	4,782,861	(934,385)	-	-	3,848,476
Share placements	12,035,000	-	-	-	12,035,000
Shares issued to shareholders of acquired subsidiary	4,714,036	-	-	-	4,714,036
Share-based payments	220,000	-	-	-	220,000
Conversion of loan to equity	738,971	-	-	-	738,971
Share-purchase plan	1,500,041	-	-	-	1,500,041
Conversion of options	2,000	-	-	-	2,000
Cost of equity raising	(570,782)	-	-	-	(570,782)
Adjustments from translation of foreign controlled entities	-	-	-	58,652	58,652
Loss for the period	-	(1,950,724)	-	-	(1,950,724)
Total recognised income and expense during the year	-	(1,950,724)	-	58,652	(1,892,072)
At 30 June 2005	23,422,127	(2,885,109)	-	58,652	20,595,670
Equity issued to acquire residual interest in Simberi Mining Joint Venture	600,000	-	495,205		1,095,205
Share-based payments	-	-	1,328,117		1,328,117
Share placements	64,764,492	-	-	-	64,764,492
Conversion of options	2,381,100	-	-	-	2,381,100
Cost of equity raising	(3,365,522)	-	-	-	(3,365,522)
Adjustments from translation of foreign controlled entities	-	-	-	(81,722)	(81,722)
Loss for the period	-	(1,726,071)	-	-	(1,726,071)
Total recognised income and expense during the year	-	(1,726,071)	-	(81,722)	(1,807,793)
At 30 June 2006	87,802,197	(4,611,180)	1,823,322	(23,070)	84,991,269

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2006 (continued)

	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Foreign Exchange Translation Reserve	Total
PARENT ENTITY	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
At 1 July 2004	4,782,861	(718,181)	-	-	4,064,680
Share placements	12,035,000	-	-	-	12,035,000
Shares issued to shareholders of acquired subsidiary	4,714,036	-	-	-	4,714,036
Share-based payments	220,000	-	-	-	220,000
Conversion of loan to equity	738,971	-	-	-	738,971
Share-purchase plan	1,500,041	-	-	-	1,500,041
Conversion of options	2,000	-	-	-	2,000
Cost of equity raising	(570,784)	-	-	-	(570,784)
Loss for the period	-	(1,867,239)	-	-	(1,867,239)
Recognised income and expense during the year	-	(1,867,239)	-	-	(1,867,239)
At 30 June 2005	23,422,127	(2,585,420)	-	-	20,836,707
Equity issued to acquire residual interest in Simberi Mining Joint Venture	600,000	-	495,205	-	1,095,205
Share-based payments	-	-	1,328,117	-	1,328,117
Share placements	64,764,492	-	-	-	64,764,492
Conversion of options	2,381,100	-	-	-	2,381,100
Cost of equity raising	(3,365,522)	-	-	-	(3,365,522)
Loss for the period	-	(594,408)	-	-	(594,408)
Recognised income and expense during the year	-	(594,408)	-	-	(594,408)
At 30 June 2006	87,802,197	(3,179,828)	1,823,322	-	86,445,691

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements

CASHFLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2006

	Note	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Revenue received		-	180,672	-	210,000
Exploration and evaluation expenditure		(9,257,784)	(2,824,853)	(3,952)	(24,962)
Interest received		779,503	130,719	1,900,640	130,713
Interest paid		-	-	-	-
Payments to suppliers & employees		(2,408,694)	(1,274,314)	(2,015,278)	(964,241)
Expenses of Nord Pacific Limited acquisition		-	(685,683)	-	(685,683)
Net cash generated from/(used in) operating activities	19	**(10,886,975)**	**(4,473,459)**	**(118,590)**	**(1,334,173)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for purchase of interest in project		-	(4,139,912)	-	-
Purchase of equity investments		(50,513)	(97,340)	(50,513)	(97,340)
Purchase of plant & equipment		(3,799,630)	(336,028)	-	(39,215)
Proceeds from sale of plant and equipment		1,899,760	-	1,025,981	-
Costs related to acquisition of controlled entity	9(b)	-	-	-	(98,660)
Cash acquired on purchase of controlled entity	9(b)	-	43,051	-	-
Funds advanced to controlled entities		-	-	(13,734,250)	(7,477,613)
Net cash generated by (used in) investing activities		**(1,950,383)**	**(4,530,229)**	**(12,758,782)**	**(7,712,828)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of securities		67,145,592	12,682,044	67,145,592	12,682,044
Refund of oversubscriptions in share issues		-	(15,000)	-	(15,000)
Proceeds from borrowings		-	300,000	-	300,000
Costs of raising equity capital		(3,365,522)	(570,784)	(3,365,522)	(570,784)
Net cash generated by financing activities		**63,780,070**	**12,396,260**	**63,780,070**	**12,396,260**
Net increase in cash held		**50,942,712**	**3,392,572**	**50,902,698**	**3,349,259**
Cash at beginning of financial year		4,373,904	981,332	4,330,591	981,332
Effects of exchange rate changes on the balance of cash held in foreign currencies		(17,772)	-	-	-
Cash at end of financial year	4	**55,370,334**	**4,373,904**	**55,233,289**	**4,330,591**

The cashflow statement is to be read in conjunction with the notes to the financial statements.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006**

1. SUMMARY OF ACCOUNTING POLICIES

(a) Statement of significant accounting policies

The financial report is a general-purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report covers the economic entity of Allied Gold Limited and controlled entities and Allied Gold limited as an individual parent entity. Allied Gold limited is a listed public company, incorporated and domiciled in Australia.

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards 'IFRS'.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

First time adoption of Australian Equivalents to International Financial Reporting Standards

Allied Gold Limited and controlled entities, and Allied Gold Limited as an individual parent entity have prepared financial statements in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS) from 1 July 2005

In accordance with the requirements of AASB 1: First-time Adoption of Australian Equivalents to Interantional Financial Reporting Standards, adjustments to the parent entity and consolidated entity accounts resulting from the introduction of AIFRS have been applied retrospectively to 2005 comparitive figuresexcluding cases where optional exemptions available under AASB 1 have been applied. These consolidated accounts are the first financial statements of Allied Gold Limited to be prepared in accordance with Australian equivalents to IFRS.

The accounting policies set out below have been consistently applied to all years presented. The parent and consolidated entities have however elected to adopt the exemptions available under AASB 1relating to AASB 132: Financial Instruments: Disclosure and Presentation, and AASB 139: Financial Instruments: Recognition and Measurement.

Reconciliations of the transition from previous Australian GAAP to AIFRS have been included in Note 23 to this report.

Reporting basis and conventions

The financial report has been prepared on an accruals basis and ids based on historical costs modified by the revaluation of selected non-current assets,financial assets and financial liabilities for which the fair value basis of accounting has been applied

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(b) Change in accounting policy

The group has adopted the following accounting standards on or after 1 January 2005:

- AASB 132: Financial Instruments: Disclosure and Presentation; and
- AASB 139: Financial Instruments: Recognition and Measurement.

The changes resulting from the adoption of AASB 132 relate primarily to increased disclosures required under the Standard and do not affet the value of amounts reported in the financial statements.

The adoption of AASB 139 has resulted in material differences in the recognition and measurement of the group's financial instruments. The group has elected not to adjust comparative information resulting from the introduction of AASB 139 as permitted under the transitional provisions of this Standard. As such, prvious Australian Accounting Stanards have been applied to comparative information. A summary of the main adjustments that wouldhave resulted if AASB 1139 was applied retrospectively are included below.

Allied Gold Limited has investments in listed companies. Under AASB 139; Financial Instruments : Recognition and measurement, held for trading assets are required to be revalued at each reporting date with increments or decrements taken to the income statement.

AASB 139 has prospective application for years commencing on or after 1 January 2005. Previous Australian Accounting Standards have been applied to comparative financial information. As the cost of acquisition these investments equated to its fair value at 1 July 2005 and 31 December 2005 the introduction of AASB 139 has had no effect on accumulated losses and earnings for the half year ended 30 June 2006.

Australian Accounting Standards that have recently been issued or amended but are not yet effective for the parent and economic entity have not been adopted for the annual reporting period ended 30 June 2006.

AASB Amendment	Affected Standard(s)	Nature of Change to Accounting Policy	Application Date of Standard*	Application Date for Group
2005 – 1	AASB 139 "Financial Instruments: Recognition and Measurement"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 4	AASB 132 Financial instruments presentation and disclosure AASB 139 "Financial Instruments: Recognition and Measurement"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 5	AASB 1"First Time Adoption of AIFRS" AASB 139 "Financial Instruments: Recognition and Measurement"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 6	AASB 3 "Business Combinations"	No change to accounting policy required. Therefore no impact.	1 Jan 06	1 Jul 06
2005 – 9	AASB 139 *Financial Instruments – Recognition and Measurement* and AASB 132 *Financial Instruments – Disclosure and Presentation*	No change to accounting policy required. Therefore no impact.	1 Jan 07	1 Jul 07
New standard	AASB 7 "Financial Instruments: Disclosures"	No change to accounting policy required. Therefore no impact.	1 Jan 07	1 Jul 07

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(c) Statement of compliance

AASB Amendment	Affected Standard(s)	Nature of Change to Accounting Policy	Application Date of Standard*	Application Date for Group
2005 – 10	AASB 132 "Financial Instruments: Disclosure and Presentation" AASB 101 "Presentation of Financial Statements" AASB114 "Segment Reporting" AASB 117 "Leases" AASB 133 "Earnings Per Share" AASB 139 "Financial Instruments: Recognition and Measurement" AASB 1"First Time Adoption of AIFRS" AASB 4 "Insurance Contracts" AASB 1023 "General Insurance Contracts" AASB 1038 "Life Insurance Contracts"	No change to accounting policy required. Therefore no impact.	1 Jan 07	1 Jul 07
UIG – 4	Determining whether an arrangement contains a lease	No change to accounting policy required and no such arrangements have been in place during the reporting period. Therefore no impact.	1 Jan 06	1 Jul 06

Application date is for the annual reporting periods beginning on or after the date shown in the above table.

The following amendments are not applicable to the Group and therefore have no impact:

AASB Amendment	Affected Standard(s)
New Standard	AASB 119 *Employee Benefits* (Revised Dec 04) – Accounting policy options contained within the revised standard affect accounting for defined benefit schemes only. As the Group does not have or do not contribute to a defined benefit scheme, there is no impact of this change.
2004 – 3	AASB 1 *First-time Adoption of AIFRS,* AASB 101 *Presentation of Financial Statements,* AASB 124 *Related Party Disclosures*
2005 – 2	AASB 1023 *General Insurance Contracts*
2005 – 3	AASB 119 *Employee Benefits*
2005 – 4	AASB 132 *Financial Instruments – Disclosure and Presentation*, AASB 1023 *General Insurance Contracts* and AASB 1028 *Life Insurance Contracts*
2005 – 9	AASB 4 *Insurance Contracts,* AASB 1023 *General Insurance Contracts*
2005 – 12	AASB 1038 *Life Insurance Contracts* and AASB 1023 *General Insurance Contracts*
2006 – 1	AASB 121 *The Effects of Changes in Foreign Exchange Rates*
UIG – 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds
UIG – 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment
UIG – 7	Applying the restatement approach under AASB 129 *Financial Reporting in Hyperinflationary Economies*
UIG – 8	Scope of AASB 2 *Share-based Payments*
UIG – 9	Reassessment of embedded derivatives

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(d) Principles of Consolidation

A controlled entity is any entity Allied Gold Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities

A list of controlled entities is contained in Note 9(b) to the financial statements.

All inter company balances and transactions between entities in the economic entity, including any unrealized profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies adopted by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the entity and results of the entities that are controlled are shown as a separate item in the consolidated financial report

(e) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

(f) Income Tax

The charge for current income tax expenses is based on the profit for the year adjusted for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where this is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(g) Mineral Exploration, Evaluation and Development Expenditure

Mineral exploration expenditures and acquisition costs in relation to areas of interest have been written off in the year in which they are incurred on projects except where exploration and evaluation activities in the area have not yet reached a stage that permits reasonable assessment of the existence or otherwise of economically recoverable reserves.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(g) Mineral Exploration, Evaluation and Development Expenditure (continued)

When rights to tenure are held and expenditures have been expected to be recouped through development and economic exploitation of the area of interest, the exploration costs are capitalised and amortised against the estimated economical mine life once mining commences.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis.

Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

(h) Plant and Equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation

The depreciation amount of all fixed assets including building and capitalised lease assets is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rate used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%
Plant and equipment leased to external parties	10-20%
Leased plant and equipment	15%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(h) Plant and Equipment (continued)

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

(i) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rated prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange difference arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group Companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows;

Assets and liabilities translated at year-end exchange rates prevailing at that reporting date.

Income expenses are translated at average exchange rates for the period.

Retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(j) Acquisitions of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined by reference to the fair value of the assets acquired, including goodwill where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained under comparable terms and conditions.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(k) Impairment of Assets

At each reporting date, the group reviews the carrying values of it tangible assets and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over it recoverable amount is expensed to the income statement.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(l) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled plus related on costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(m) Financial Instruments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measure as set out below.

Financial assets at fair value though profit and loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the Income statement in the period in which they arise.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments
These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets
Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial Liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principle payments and amortisation.

Derivative Instruments
Derivative Instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006**

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(m) Financial Instruments (continued)

Fair value
Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value of all unlisted securities, including recent arm's length transactions, reference to similar instructions and option pricing models.

Impairment
At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

(n) Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when the Company has passed control of the goods or other assets to the buyer.

Revenue from the rental of plant is recognised on an accruals basis.
Interest income is recognised when it is credited by the relevant financial institution.

(o) Earnings per share

Basic earnings per share
Basic earnings per share ("EPS") is calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share
Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather that the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(p) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(q) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(r) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

- the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods, and
- specific incentive arrangements for Non-Executive Directors of Group companies whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options in the particular group company.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No expense is recognised for awards that do not ultimately vest.
Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(s) Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will results and that outflow can be reliably measured.

Critical Accounting Estimates and Judgments

The directs evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key Estimates – Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(t) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
2. REVENUES AND EXPENSES				
(a) Revenue				
Option fees received	-	180,000	-	180,000
Interest revenue				
- interest other persons	779,503	130,719	779,503	130,713
- interest – wholly owned controlled entities	-	-	1,121,137	-
Total Interest	779,503	130,719	1,906,640	130,713
Other income	44,725	59,396	44,725	32,534
	824,228	370,115	1,945,365	343,247
(b) Other income				
Fair value change on investments held for trading	220,989	-	220,989	-
Net gain on disposal of assets	770,960	-	770,960	-
Net gain on disposal of investments	20,527	-	20,527	-
	1,012,476	-	1,012,476	-
(c) Depreciation				
Plant and equipment	357,283	404,389	163,896	404,389
(d) Finance costs				
Interest paid to related parties	-	23,560	-	23,560
(e) General and administrative expenses				
Corporate overheads	780,491	363,239	780,491	356,054
Directors' fees and benefits	527,283	315,398	527,283	315,398
Directors' share-based remuneration	973,822	-	973,822	-
Other share-based payments	354,295	-	354,295	-
Staffing costs	172,503	62,897	172,503	4,850
Other expenses	451,353	254,550	457,479	216,454
Management fees paid to related party	133,198	132,000	133,198	132,000
General & administrative expenses	3,392,945	1,128,084	3,399,071	1,024,756

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

3. INCOME TAX EXPENSE

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
The components of income tax expense comprise:				
Current tax	-	-	-	-
Deferred tax	-	-	-	-
Income tax benefit reported in the income statement	-	-	-	-
The prima facie tax on profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows: Prima facie tax payable on profit/(loss) on ordinary activities before income tax at 30% (2005:30%)				
Loss before income tax	(1,726,071)	(1,950,724)	(594,408)	(1,867,239)
At the Group's statutory income tax rate of 30% (2005: 30%)	(517,821)	(585,217)	(178,322)	(560,172)
Non allowable items	(6,222,080)	340,710	140,294	259,364
Non-assessable income	(446,157)	(4,889)	(393,120)	(4,889)
Losses (recognised)/not recognised	7,186,058	249,396	431,148	305,697
Income tax attributable to entity	-	-	-	-
The applicable weighted average effective tax rates are as follows:	n/a	n/a	n/a	n/a
Tax assets not brought to account, the benefits of which will only be realized if the conditions for deductibility set out in note 1 occur				
Deferred tax assets				
- temporary differences	64,877	48,129	64.877	48,129
- tax losses - operating losses	1,221,683	743,029	1,221,683	743,029
- capital losses	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

3. INCOME TAX (continued)

In addition to the above Australian estimated future income tax benefits the consolidated entity has incurred significant expenditure in Papua New Guinea, some of which should give rise to taxable deductions. At this stage the Company is unable to reliably estimate the quantity of such future tax benefits.

There are no franking credits available.
The Company and its controlled entities have not formed a tax consolidation group as at 30 June 2006.

	Economic Entity		Parent entity	
	2006	2005	2006	2005
	$	$	$	$
4. CASH AND CASH EQUIVALENTS				
Cash at bank	55,370,334	373,904	55,233,289	330,591
Bank bills and term deposits	-	4,000,000	-	4,000,000
	55,370,334	4,373,904	55,233,289	4,330,591
The effective interest rate on short term bank deposit was 5.45% (2005: 5.0%);these deposits are available on call				
Reconciliation of Cash				
Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows:				
Cash and cash equivalents	55,370,334	4,373,904	55,233,289	4,330,591
5. TRADE AND OTHER RECEIVABLES - CURRENT				
Net GST refundable	88,595	26,464	88,595	26,464
Proceeds from sale of plant	500,000	-	500,000	-
Other receivables	85,543	124,158	36,131	43,627
Amounts receivable from wholly owned subsidiaries	-	-	2,543,111	-
	674,138	150,622	3,167,837	70,091
- NON CURRENT				
Amounts receivable from wholly owned subsidiaries	-	-	21,128,095	8,762,751

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
6. OTHER FINANCIAL ASSETS – CURRENT				
Available for sale financial assets				
(a) available for sale assets comprise				
- Listed Investments at fair value	372,429	93,100	372,429	93,100

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

7. PLANT AND EQUIPMENT

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Plant and equipment – at cost	3,806,383	2,334,828	389,766	2,038,015
Accumulated depreciation	(220,103)	(759,243)	(29,911)	(759,243)
Total property, plant and equipment	3,586,280	1,575,585	359,855	1,278,772
Reconciliation of the carrying amount of plant and equipment at the beginning and end of the current and previous financial year.				
Plant and equipment				
Carrying amount at beginning of year	1,575,585	1,643,945	1,278,772	1,643,945
Acquisition of controlled entity	-	59,019	-	-
Additions	3,493,584	277,010	373,780	39,216
Disposal	(1,125,606)	-	(1,128,801)	-
Depreciation	(357,283)	(404,389)	(163,896)	(404,389)
Carrying amount at end of year	3,586,280	1,575,585	359,855	1,278,772

8. EXPLORATION AND EVALUATION EXPENDITURE

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Exploration expenditure – costs carried forward in respect of areas of interest in:				
Exploration and evaluation phases	27,769,231	15,616,266	804,408	829,943

The ultimate recoupment of such costs is dependant on successful development and commercial exploitation, or alternatively sale of the exploration areas.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
8. EXPLORATION AND EVALUATION EXPENDITURE (continued)				
Reconciliation of the carrying amount of mining tenements at the beginning and end of the current and the previous financial year:				
Carrying amount at beginning of year	15,616,266	804,981	829,943	804,981
Expenditure outlaid in cash and accrued	12,097,666	3,381,802	3,952	24,962
Shares issued for acquisition of interest	-	4,934,036	-	-
Cash paid for acquisition of interest	-	4,139,912	-	-
Expenditure classified as investment in, and loan to associated entity in previous period	-	2,238,159	-	-
Foreign currency translation	84,786	117,376	-	-
Write off discontinued projects	(29,487)	-	(29,487)	-
Carrying amount at end of year	27,769,231	15,616,266	804,408	829,943

9. OTHER FINANCIAL ASSETS

(a) Investment Accounted for Using the Equity Method

Details of the investment in associated entities is as follows:

		Economic Entity 2006	Economic Entity 2005
Name	Nord Pacific Limited		
Principal activity	Mineral Exploration		
Balance date	31 December		
	Ownership interest	n/a	n/a
	Investment carrying amount	n/a	n/a

Movements during the year in equity accounted investment in Associated companies		$
Carrying amount at beginning of year – Nord Pacific Limited	-	1,363,296
Investments in associate acquired during the year, at cost	-	-
Share of associate's net loss	-	176,810
Goodwill amortisation arising from equity accounting	-	39,394
Transfer to exploration and evaluation expenditure in the consolidated accounts.	-	(1,579,500)
Carrying amount at end of year – Nord Pacific Limited	-	-

In September 2004 pursuant to a merger by Plan of Arrangement, Allied Gold Limited acquired all the issued shares of Nord Pacific Limited that it did not already own. Accordingly at that time the investment in associate became part of the investment in controlled entity, at cost.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

9(b) INVESTMENT IN CONTROLLED ENTITIES	**Parent Entity**	
	2006	**2005**
	$	**$**
Unlisted investments – at cost		
Shares in controlled entities	5,988,251	5,988,251

Controlled entities	**Class of share**	**Place of Incorporation**	**Equity Holding**		**Cost to Company**	
			2006	**2005**	**2006**	**2005**
			%	**%**	**$**	**$**
Parent Entity						
Allied Gold Limited		Australia	-	-	-	-
Controlled Entities						
Aretrend Pty Ltd	Ord	Australia	100	100	-	-
Advance R & D Pty Ltd	Ord	Australia	100	100	-	-
Nord Pacific Limited, (i) and its controlled entities;	Ord	Canada	100	100	5,988,251	5,988,251
Simberi Gold Company Limited (ii)	Ord	PNG	100	100	-	-
Nord Australex Nominees (PNG) Limited (iii)	Ord	PNG	100	100	-	-
Nord Australex Nominees Pty Ltd (iv)	Ord	Australia	-	100	-	-
Hicor Corporation (iv)	Ord	United States	-	100	-	-
Compania Minera Nord Pacific de Mexico, S.A. de C.V. (v)	Ord	Mexico	100	100	-	-
Allied Tabar Exloration Pty Ltd (vi)	Ord	Australia	100	-		
Tabar Exploration Company Ltd (vii)	Ord	PNG	100	-		
					5,988,251	5,988,251

(i) Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.

(ii) Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands

(iii) Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands

(iv) These companies were de-registered in the year

(v) Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.

(vi) Allied Tabar Exploration registered 25 May 2006

(vii) Tabar Exploration Company Ltd (PNG) registered 23 May 2006

At 30 June 2004 the Company owned 44.2% of the issued shares of Nord Pacific Limited. On 24 September 2004 the Company acquired all of the remaining issued shares of Nord Pacific Limited pursuant to a Plan of Arrangement that was approved by the shareholders of Nord Pacific Limited, the shareholders of Allied Gold Limited and the Court of New Brunswick, Canada.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

9(b) INVESTMENT IN CONTROLLED ENTITIES (continued)

Details of the purchase consideration and the fair value of the net assets acquired is as follows.

	$
Cash consideration to acquire interest in associate in previous year	1,579,500
Less portion of investment in associate re-classified as loan to controlled entity	(333,945)
Cash outflow related to acquisition of controlled entity in the current year	98,660
Shares issued as purchase consideration (note 15)	4,934,036
Less those shares issued to repay a loan of Nord Pacific Limited	(280,000)
Purchase consideration	5,988,251
Fair value of net assets acquired	
Cash	43,051
Receivables	45,229
Property, plant & equipment	46,613
Exploration and development expenditure – Simberi and Tabar areas of interest	7,834,960
Payables and other liabilities	(615,594)
Borrowings	(1,366,008)
Total fair value of net assets acquired	5,988,251

	Economic Entity		Parent Entity	
10. TRADE AND OTHER PAYABLES – CURRENT	**2006 $**	**2005 $**	**2006 $**	**2005 $**
Trade payables – unsecured	1,997,168	702,358	286,104	240,785
Other payables and accruals – unsecured	861,784	511,449	375,169	276,007
	2,858,952	1,213,807	661,273	516,792

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

11. ISSUED CAPITAL	2006 Number of shares	2005 Number of shares	2006 $	2005 $
(a) *Ordinary shares fully paid*				
Balance at beginning of financial year	120,579,818	28,500,001	23,422,127	4,782,861
Placement – July 2004 at 20 cents	-	4,275,000	-	855,000
Acquisition of Nord Pacific Limited – October 2004 at 20 cents	-	23,570,178	-	4,714,036
Placement – November 2004 at 20 cents	-	8,400,000	-	1,680,000
Conversion of loan from Mineral Commodities Limited – November 2004 at 15.4 cents	-	4,805,446	-	738,971
Acquisition costs re Nord Pacific Limited – January 2005 at 22 cents	-	1,000,000	-	220,000
Placement January 2005 at 22 cents	-	2,272,727	-	500,000
Conversion of options – February 2005 at 20 cents	-	19,000	-	-
Placement – March 2005 at 22 cents	-	40,909,091	-	9,000,000
Share Purchase Plan – March 2005 at 22 cents	-	6,818,375	-	1,500,041
Conversion of options – April 2005 at 20 cents	-	10,000	-	2,000
Issue of shares to Simberi Gold Corp	2,000,000	-	600,000	-
Placement December 2005 at 40 cents	1,295,828	-	518,331	-
Placement January 2006 at 40 cents	23,704,172	-	9,481,669	-
Placement February 2006 at 44 cents	15,192,027	-	6,684,492	-
Placement April 2006 at 44 cents	79,545,455	-	35,000,000	-
Placement May 2006 at 60 cents	21,800,000	-	13,080,000	-
Conversion of options during year ended 30 June 2006	7,905,228	-	2,381,100	-
Costs of capital raising	-	-	(3,365,522)	(570,782)
Balance at end of financial year	272,022,528	120,579,818	87,802,197	23,422,127

Fully paid ordinary shares entitle the holder to participate in dividends and to one vote per share.

(b) *Options*

Options granted and exercised during the period, and on issue at balance date are as follows.

Date and details of grant / exercise	No. of Options	Exercise Price	Expiry Date
Opening balance	25,057,411	$0.20	30 June 2007
31 January 2006	1,100,000	$0.50	31 December 2006
12 June 2006	1,860,000	$0.50	31 December 2008
25 October 2005	2,000,000	$0.25	31 December 2006
25 October 2005	2,000,000	$0.50	31 December 2008
20 December 2005	4,000,000	$0.30	30 June 2007
20 December 2005	2,000,000	$0.40	30 June 2007
Options exercised in the period	(7,905,228)		
Balance at 30 June 2006	30,112,183		

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

12. EARNINGS PER SHARE	Economic Entity 2006	2005
Basic loss per share (cents per share)	(1.1)	(2.7)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share	160,347,692	73,065,146
Net loss used in the calculation of basic earnings per share	(1,726,071)	(1,950,724)

There is no dilutive earnings per share as the economic entity incurred a loss for the year and there are no potential ordinary shares..

13. CONTINGENT LIABILITIES

On the Red Dam project there is a 2.5% gross royalty on gold production and a 2.5% net smelter royalty on other products.

There are no other contingent liabilities.

14. SUBSEQUENT EVENTS

On the 28th July 2006 the company stated that in conjunction with its design EPCM Engineer, Intermet Engineering Limited ("Intermet") an updated Capital and Operating cost estimate for the Simberi Oxide Gold Project has now been completed.

The review and optimisation resulted in an increase in project capital construction and owners and pre-production costs from US$43.7 million to US$60 million. An increase of up to 10% has been achieved in name plate plant throughput.

Following an unsolicited approach, Allied has entered into a Memorandum of Understanding with a large international gold mining company whereby, subject to certain conditions the Subscriber has agreed to subscribe for 30,213,471 fully paid ordinary shares, representing 10% of the fully diluted issued capital of Allied, at an issue price of not less than AUD$0.60 per share or at such higher price as agreed by the parties.

15. AUDITORS' REMUNERATION	Economic Entity 2006 $	2005 $	Parent Entity 2006 $	2005 $
Remuneration of the auditor of the parent entity:				
Auditing or reviewing the financial report	59,222	24,771	33,336	24,771
Other services – reporting accountants for AIM listing	17,500	-	17,500	-
	76,722	24,771	50,836	24,771

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

16. SEGMENT REPORTING

Geographical segments

The consolidated entity has the following two geographical segments

- Australia
- Papua New Guinea

(a) Geographical	Australia		Papua New Guinea		Consolidated	
	2006	2005	2006	2005	2006	2005
	$	$			$	$
Revenue						
Total segment revenue	1,918,279	313,247	176,791	56,868	2,095,070	370,115
Result						
Segment result	(594,410)	(1,211,556)	(1,131,662)	(739,168)	(1,726,071)	(1,950,724)
Income Tax	-	-		-	-	-
Loss from ordinary activities after tax	(443,522)	(1,211,556)		(739,168)	(1,726,071)	(1,950,724)
Assets						
Segment assets	57,658,973	6,602,497	30,191,248	15,206,980	87,850,221	21,809,477
Segment liabilities	(661,273)	(516,792)	(2,197,679)	(697,015)	(2,858,952)	(1,213,807)
Net segment assets	56,997,700	6,085,705	27,993,569	14,509,965	84,991,269	20,595,670
Share of net loss of associate	-	216,204	-	-	-	216,204
Acquisition of property plant & equipment	373,780	39,215	3,119,804	237,794	3,493,584	277,009
Depreciation	163,896	404,389	193,387	-	357,283	404,389

Business segments

The consolidated entity operates in only one business segment, mineral exploration.

17. RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and cobnditions no more favourable than those available to other parties unless otherwise stated

Other related parties

Mineral Commodities Limited is the Company's major shareholder owning 15,417,008 shares or 12.8% of the Company's issued capital at balance date. Mineral Commodities Limited has supported the Company throughout the financial period by entering into the following transactions, all of which have been conducted on an arms length basis. Mark Caruso and Greg Steemson are directors of Mineral Commodities Limited.

- In previous financial periods Mineral Commodities Limited had provided the Company with $400,000 in loan funds by way of a convertible note, and there was an un-drawn facility of $300,000 at the previous balance date. The loan was unsecured, had an interest rate of 9% compounded monthly and was repayable at call. In November 2004 the Company repaid the principal of $700,000 plus accrued interest of $38,970 by the issue of 4,805,446 fully paid ordinary shares and 861,420 options exercisable at $0.20 on or before 30 June 2007.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006**

17. RELATED PARTY TRANSACTIONS (continued)

- Mineral Commodities Limited provides the Company with services including, accounting, clerical, secretarial and fully serviced office accommodation. The total amount charged for the period was $133,200 (2005: $132,000).

18. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Details of Key Management Personnel

Mr Mark Victor Caruso : Executive Chairman
Mr Jeffrey John Moore : Non Executive Director
Mr Gregory Hugh Steemson : Non Executive director
Mr Wayne Loxton Director (resigned 30 June 2006)
Mr Bob Burban – Exploration manager
Mr Fergus Hart – Resident Manager
Mr Ross Hastings – General Manager
Mr Albert Longo - Chief Financial Officer

There were no changes to key management personnel between the reporting date and the date the financial report was authorised for issue.

(b) Key Management Personnel Compensation

The Company has applied the exemption under Corporations Amendments Regulation 2006 (no 4)which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 *Related Party Disclosures*. These remuneration disclosures are provided in the Remuneration Report of the Directors' Report designated as audited.

Remuneration by category

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Key Management Personnel				
Short-term	784,800	296,812	569,289	296,812
Post-employment	54,566	18,586	35,147	18,586
Share-based payment	1,137,422	-	973,822	-
	1,976,788	315,398	1,578,008	315,398

(c) Option holdings of key management personnel

2006

Key Management Personnel	Balance at 1 July '05	Granted as remuneration	Options exercised	Balance at 30 June '06	Total vested 30 June '06	Total exercisable 30 June '06
Mark Caruso	1,000,000	2,000,000		3,000,000	3,000,000	3,000,000
David Lymburn	600,000	1,000,000	1,000,000	600,000	600,000	600,000
Jeffrey Moore	-	2,000,000		2,000,000	2,000,000	2,000,000
Greg Steemson	1,000,000	1,000,000	300,000	1,700,000	1,700,000	1,700,000
Bob Burban						
Fergus Hart						
Ross Hastings		1,000,000		1,000,000	1,000,000	1,000,000
Albert Longo						
	2,600,000	7,000,000	1,300,000	8,300,000	8,300,000	8,300,000

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

18. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

2005

Key Management Personnel	Balance at 1 July '04	Granted as remuneration	Options exercised	Balance at 30 June '05	Total vested 30 June '05	Total exercisable 30 June '05*
Mark Caruso	1,000,000	-	-	1,000,000	1,000,000	1,000,000
David Lymburn	600,000	-	-	600,000	600,000	600,000
Jeffrey Moore	-	-	-	-	-	-
Greg Steemson	1,000,000	-	-	1,000,000	1,000,000	1,000,000
Ross Hastings						
	2,600,000	-	-	2,600,000	2,600,000	2,600,000

* Whilst these options are exercisable, any shares issued upon the exercise were escrowed until the expiry of 24 months from listing on the Australian Stock Exchange, which was December 2005.

(e) Shareholdings of key management personnel

2006

Director	Balance at 1 July '05	Received as remuneration	Options exercised	Net change other	Balance 30 June '06
Mark Caruso	594,168	-	-	100,000	694,168
		-			
Jeff Moore	90,000	-	-	(90,000)	-
Greg Steemson	209,934	-	300,000	(209,934)	300,000
Bob Burban	-	-	-	-	-
Fergus Hart	-	-	-	-	-
Ross Hastings	-	-	-	300,000	300,000
Albert Longo	-	-	-	-	-
	894,102	-	300,000	100,066	1,294,168

2005

Director	Balance at 1 July '04	Received as remuneration	Options exercised	Net change other	Balance 30 June '05
Mark Caruso	494,168	-	-	100,000	594,168
David Lymburn	285,920	-	-	40,575	326,495
Jeff Moore	40,000	-	-	50,000	90,000
Greg Steemson	n/a	n/a	n/a	209,934	209,934
	820,088	-	-	400,509	1,220,597

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable that those the Group would have adopted if dealing at arm's length.

(f) Loans to key management personnel
There were no loans to key management personnel during the period.

(g) Other transactions and balances with key management personnel
There were no transactions or balances with key personnel other than those disclosed in the remuneration report of the Director's Report.

Share Based Payments

The following share based payment arrangements existed at 30 June 2006.

1,860,000 options were granted under the Allied Gold Employee Option Plan on 16th May 2006. The options have an exercise price of $0.50 with an expiry date of 31st December 2008.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006**

18. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Allied Gold employee option plan was approved by shareholders at the 2005 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

The directors were issued options during the year. Details of which can be found in the Directors Remuneration Report.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The options hold no voting or dividend rights and are not transferable.

All options granted to key management personnel are ordinary shares in Allied Gold Ltd, which confer a right of 1 ordinary share for every option held.

	Economics Entity		**Parent Entity**	
	2006 Number of Options	**2005 Number of Options**	**2006 Number of Options**	**2005 Number of Options**
Outstanding at the beginning of the year	-	-	-	-
Granted	8,860,000	-	8,860,000	-
Forfeited	-	-	-	-
Exercised	(1,300,000)	-	(1,300,000)	-
Expired	-	-	-	-
Outstanding at year end	7,560,000	-	7,560,000	-
Exercisable at year end	7,560,000	-	7,560,000	-

The weighted average exercise price has not been shown, however full details are shown below.

Employee Share Option Scheme

(o) options were granted for no consideration
(p) exercise price of $0.50
(q) grant date 12 June 2006
(r) expiry date 31 December 2008
(s) share price at grant date $0.47
(t) expected price volatility of the company's shares 75%
(u) risk free interest rate 5.75%

Directors Option Scheme

(v) options were granted for no consideration
(w) exercise price of $0.30 or $0.40
(x) grant date 30 November 2005
(y) expiry date 30 June 2007
(z) share price at grant date $0.415
(aa) expected price volatility of the company's shares 55%
(bb) risk free interest rate 5.26%

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

18. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future tender, which may not eventuate.

The life of the options is based on the historical exercise patterns, which may not eventuate in the future.

Included under employee benefits expense in the income statement is $1,328,118 (2005: nil), and relates, in full, to equity-settled share-based payment transactions.

19. RECONCILIATION OF CASH FLOWS FROM OPERATIONS WITH LOSS AFTER INCOME TAX

	Economic Entity		Parent Entity	
	2006	2005	2006	2005
	$	$	$	$
Loss after income tax	(1,726,071)	(1,950,724)	(594,408)	(1,867,239)
Depreciation	357,283	404,389	163,896	404,389
Borrowing costs not paid in cash	-	23,560	-	23,560
Fair value change of investments in listed companies	(220,989)	26,320	(220,989)	26,320
Provision – employee entitlements	33,705	80,252	21,338	65,013
Equity accounting adjustments	-	(216,204)	-	-
Unrealised foreign exchange gain	-	(58,724)	-	(2,534)
Exploration expenditure capitalised	(9,328,957)	(2,781,802)	(3,952)	(24,962)
Share-based payments	1,328,117	-	1,328,117	-
Gain on disposal of assets	(791,487)	-	(791,487)	-
Other	-	(43,052)		-
Changes in assets and liabilities during the year:				
Increase (decrease) in payables and receivables	(538,576)	42,526	(50,592)	41,280
Net cash used in operations	(10,886,975)	(4,473,459)	(118,590)	(1,334,173)

Credit or standby arrangements
The group has no credit standby facilities

Non cash financing and investing activities
Nord Pacific Limited acquisition
As disclosed elsewhere in this annual financial report, during the year ended 30 June 2005, the Company acquired all the issued ordinary shares in Nord Pacific Limited it did not already own by the issue of a total of 23,570,176 Allied Gold Limited shares.

Also, as disclosed elsewhere in this annual financial report, during the year ended 30 June 2005, the Company repaid convertible notes owing to Mineral Commodities Limited by the issue of 4,805,446 ordinary shares and 861,420 options exercisable at 20 cents on or before 30 June 2007.

Non cash financing and investing activities

The acquisition of the residual 12.5% interest in the Simberi Oxide Gold Project which was mainly funded by the issue of shares and options as detailed elsewhere in the report.

20. FINANCIAL INSTRUMENTS

Financial Risk Management
The Group's principal financial instruments are cash, short term deposits and investments. The main purpose of these financial instruments is to provide a financial return on funds not yet required for operations. The Group has various other financial assets and liabilities such as receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk and credit risk. The Board reviews and agrees policies for managing each of these risks.

Financial Risk
The main risks the group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk, credit risk and price risk.

Interest Rate Risk
Interest rate risk is managed with a mixture of fixed and floating rate debt.

Foreign Currency Risk
The group is exposed to fluctuations in foreign currencies arising from the sale and purchase of goods and services in currencies other than the group's measurement currency.

Liquidity Risk
The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

Credit Risk
Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Economic Entity. The Economic Entity has adopted the policy of only dealing with credit worthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Economic Entity measures credit risk on a fair value basis.

The Economic Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the economic entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Price Risk
The group is exposed to commodity price risk through its Mount Clarence Joint Venture. Copper prices have remained stable on the London Copper Exchange over the past three years therefore the joint venture does not currently hedge the price it sells copper at. Copper futures markets and economic forecasts are constantly monitored to determine whether to implement a hedging policy.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

20. FINANCIAL INSTRUMENTS (continued)

Interest Rate Risk

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out in the following table:

2006 **Financial Assets**	Weighted Average interest rate %	Floating interest rate $	Fixed interest maturing in 1 year or less $	Non-interest bearing $	Total $
Cash & cash equivalents	5.45%	55,370,334	-	-	55,370,334
Receivables		-	-	674,138	674,138
Listed Shares		-	-	372,429	372,429
		55,370,334	-	1,046,567	56,416,901
Financial Liabilities					
Payables		-	-	2,858,952	2,858,952
		-	-	2,858,952	2,858,952
Net financial assets		55,370,334	-	(1,812,385)	53,557,949

2005 **Financial Assets**	Weighted Average interest rate %	Floating interest rate $	Fixed interest maturing in 1 year or less $	Non-interest bearing $	Total $
Cash & cash equivalents	5.0%	4,373,904	-	-	4,373,904
Receivables		-	-	150,622	150,622
Listed Shares		-	-	93,100	93,100
		4,373,904	-	243,722	4,617,626
Financial Liabilities					
Payables		-	-	1,129,276	1,129,276
		-	-	1,129,276	1,129,276
Net financial assets		4,373,904	-	(885,554)	3,488,350

(c) Net Fair Value
The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

(d) Unrecognised financial instruments
The Company and controlled entities do not have any unrecognised financial instruments.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

21. RESERVES

(a) Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary.

(b) Share-based Payments Reserve

This reserve is used to record the value of options provided as payment for services received.

22. CAPITAL AND LEASING COMMITMENTS

(a) Operating Lease Commitments

	Economic Entity		Parent Entity	
Non Cancellable Operating Leases Contracted for but not capitalised in the Financial Statements	**2006 $**	**2005 $**	**2006 $**	**2005 $**
Office premises due within 1 year	116,680	-	116,680	-
Office premises due greater than 1 year and less than 5	138,874	-	138,874	-
Total	255,554	-	255,554	-

The operating leases are rental agreements for the Company's office premises in Perth and Brisbane expiring in February 2008 and November 2008 respectively

CAPITAL EXPENDITURE COMMITMENTS

(b) Exploration & Development costs – Commitments for Expenditure.

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements the Company and Economic entity is required to outlay $11,683,960 over the next financial year (2005: $86,517). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

23. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

ECONOMIC ENTITY

(a) Reconciliation of equity as at 1 July 2004.

	Previous AGAAP $ 1 July 2004	Economic entity Adjustments on introduction of AIFRS $	AIFRS $ 1 July 2004
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	981,332	-	981,332
Trade and other receivables	43,187	-	43,187
Financial assets	22,080	-	22,080
Total Current Assets	1,046,599	-	1,046,599
NON-CURRENT ASSETS			
Property, plant and equipment	1,643,945	-	1,643,945
Exploration & development expenditure	804,981	-	804,981
Receivables	658,659	-	658,659
Investment in associated entity	1,363,296	-	1,363,296
Total Non-Current Assets	4,470,881	-	4,470,881
Total Assets	5,517,480	-	5,517,480
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	379,315	-	379,315
Other current liabilities	870,000	-	870,000
Short term provisions	4,279	-	4,279
Total Current Liabilities	1,253,594	-	1,253,594
Non - Current Liabilities			
Other non-current liabilities	415,410	-	415,410
Total Non Current Liabilities	415,410	-	415,410
Total Liabilities	1,669,004	-	1,669,004
NET ASSETS	3,848,476	-	3,848,476
EQUITY			
Issued capital	4,782,861	-	4,782,861
Accumulated losses	(934,385)	-	(934,385)
TOTAL EQUITY	3,848,476	-	3,848,476

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

23. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

ECONOMIC ENTITY

(b) Reconciliation of equity at 30 June 2005.

	Previous AGAAP $ 30 June 2005	Economic entity Adjustments on introduction of AIFRS $	AIFRS $ 30 June 2005
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	4,373,904	-	4,373,904
Trade and other Receivables	150,622	-	150,622
Financial assets	93,100	-	93,100
Total Current Assets	4,617,626	-	4,617,626
NON-CURRENT ASSETS			
Property, plant and equipment	1,575,585	-	1,575,585
Exploration & development expenditure	15,616,266	-	15,616,266
Total Non-Current Assets	17,191,851	-	17,191,851
Total Assets	21,809,477	-	21,809,477
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	1,213,807	-	1,213,807
Total Current Liabilities	1,213,807	-	1,213,807
Total Liabilities	1,213,807	-	1,213,807
NET ASSETS	20,595,670	-	20,595,670
EQUITY			
Issued capital	23,422,127	-	23,422,127
Foreign currency translation reserve	58,652	-	58,652
Accumulated losses	(2,885,109)	-	(2,885,109)
TOTAL EQUITY	20,595,670	-	20,595,670

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006**

23. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

PARENT ENTITY

Reconciliation of equity as at 1 July 2004

	Previous AGAAP $ 1 July 2004	Parent entity Adjustments on introduction of AIFRS $	AIFRS $ 1 July 2004
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	981,332	-	981,332
Trade and other receivables	43,187	-	43,187
Financial assets	22,080	-	22,080
Total Current Assets	1,046,599	-	1,046,599
NON-CURRENT ASSETS			
Property, plant and equipment	1,643,945	-	1,643,945
Exploration & development expenditure	804,981	-	804,981
Receivables	658,659	-	658,659
Investment in associated entity	1,579,500	-	1,579,500
Total Non-Current Assets	4,687,085	-	4,687,085
Total Assets	5,733,684	-	5,733,684
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	379,315	-	379,315
Other current liabilities	870,000	-	870,000
Short term provisions	4,279	-	4,279
Total Current Liabilities	1,253,594	-	1,253,594
Non - Current Liabilities			
Other non-current liabilities	415,410	-	415,410
Total Non Current Liabilities	415,410	-	415,410
Total Liabilities	1,669,004	-	1,669,004
NET ASSETS	4,064,680	-	4,064,680
EQUITY			
Issued capital	4,782,861	-	4,782,861
Accumulated losses	(718,181)	-	(718,181)
TOTAL EQUITY	4,064,680	-	4,064,680

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

23. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

PARENT ENTITY

(c) Reconciliation of equity at 30 June 2005.

	Previous AGAAP $ 30 June 2005	Parent entity Adjustments on introduction of AIFRS $	AIFRS $ 30 June 2005
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	4,330,591	-	4,330,591
Trade and other Receivables	70,091	-	70,091
Financial assets	93,100	-	93,100
Total Current Assets	4,493,782	-	4,493,782
NON-CURRENT ASSETS			
Property, plant and equipment	1,278,772	-	1,278,772
Exploration & development expenditure	829,943	-	829,943
Receivables	8,762,751		8,762,751
Other financial assets	5,988,251		5,988,251
Total Non-Current Assets	16,859,717	-	16,859,717
Total Assets	21,353,499	-	21,353,499
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	516,792	-	516,792
Total Current Liabilities	516,792	-	516,792
Total Liabilities	516,792	-	516,792
NET ASSETS	20,836,707	-	20,836,707
EQUITY			
Issued capital	23,422,127	-	23,422,127
Accumulated losses	(2,585,420)	-	(2,585,420)
TOTAL EQUITY	20,836,707	-	20,836,707

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

23. FIRST TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(d) Reconciliation of loss and cash flows for the year ended 30 June 2005

There are no material adjustments to the income statement or cash flow statement for the year ended 30 June 2005 due to the adoption of AIFRSs.

DECLARATION BY DIRECTORS

The Directors of Allied Gold Ltd declare that:

1. The financial statements comprising the income statement, balance sheet, cash flow statement, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001, and:

   (a) comply with Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2006 and of the performance for the year ended on that date of the company and the consolidated entity

2. In the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

3. The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A.

Signed in accordance with a resolution of the Directors:

Mark Caruso
Chairman

Dated at Perth this 29th day of September 2006

BDO Chartered Accountants & Advisers
Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ALLIED GOLD LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Allied Gold Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

As permitted by the Corporations Regulations 2001, the company has disclosed information about the compensation of key management personnel ("compensation disclosures"), as required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report" in pages 6 to 11 of the directors' report and not in the financial report.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the preparation and presentation of the compensation disclosures contained in the directors' report in accordance with the Corporations Regulations 2001.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the compensation disclosures in the directors' report comply with Accounting Standard AASB 124. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the compensation disclosures in the directors' report comply with Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the compensation disclosures in the directors' report, and
assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The independence declaration given to the directors in accordance with section 307C would be in the same terms if it had been given at the date of this report.

Audit Opinion

In our opinion:

(1) the financial report of Allied Gold Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia; and

(2) the compensation disclosures that are contained in pages 6 to 11 of the directors' report comply with Accounting Standard AASB 124.

BDO
Chartered Accountants

BG McVeigh
Partner

Perth, Western Australia
Dated this 29th day of September 2006